SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(*)



                         AMERITRADE HOLDING CORPORATION
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    03072H109
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                                 (CUSIP Number)

                                 August 30, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

     (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03072H109

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Taunus Corporation*
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [ ]
                                              (b)  [ ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER OF           5.   SOLE VOTING POWER
SHARES
BENEFICIALLY             22,620,582
OWNED BY            ------------------------------------------------------------
EACH                6.   SHARED VOTING POWER
REPORTING
PERSON                   216,700
WITH                ------------------------------------------------------------
                    7.   SOLE DISPOSITIVE POWER

                         22,620,582
                    ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER

                         216,700
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         22,837,282
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                     [ ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.4%
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12.      TYPE OF REPORTING PERSON

         HC, CO
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                                  Page 2 of 7 Pages

     *In accordance with Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Taunus Corporation, a holding company that is a wholly owned subsidiary of Deutsche Bank A.G. Taunus Corporation is a separate operating unit of Deutsche Bank A.G. This filing does not reflect securities beneficially owned by any other business unit of Deutsche Bank A.G., and Taunus Corporation expressly disclaims beneficial ownership of any such securities.

Item 1.

(a)  Name of Issuer:

     Ameritrade Holding Corporation

(b)  Address of Issuer's Principal Executive Offices:

     4211 South 102nd Street
     Omaha, Nebraska 68127

Item 2.

(a)  Name of Person Filing:

          This statement is filed on behalf of the Taunus Corporation.

(b)  Address of Principal Business Office or, if None, Residence

          The principal place of business of Taunus Corporation is 31 West 52nd Street, New York, New York 10019.

(c)  Citizenship:

          The citizenship of the Reporting Person is set forth on the cover page.

(d)  Title of Class of Securities:

          The title of the securities is Class A Common Stock.

(e)  CUSIP Number:

          The CUSIP number of the Class A Common Stock is set forth on the cover page.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person is a:

          Not applicable.

                                  Page 3 of 7 Pages

          (a)[ ] Broker or Dealer registered under Section 15 of the Exchange
                 Act.

          (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

          (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e)[ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

          (f)[ ] An employee benefit plan or endowment fund in accordance with Rule13d-1(b)(1)(ii)(F);

          (g)[ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

          (a)  Amount Beneficially owned:

               The Reporting Person beneficially owns the amount of the Class A Common Stock set forth on the cover page.

          (b)  Percent of class:

               The Reporting Person beneficially owns the percentage of the Class A Common Stock set forth on the cover page.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    The Reporting Person has the sole power to vote or direct the vote of the Class A Common Stock as set forth on the cover page.

               (ii) shared power to vote or to direct the vote:

                                  Page 4 of 7 Pages

                    The Reporting Person has shared power to vote or direct the vote of the Class A Common Stock as set forth on the cover page.

               (iii) sole power to dispose or to direct the disposition of:

                    The Reporting Person has the sole power to dispose or direct the disposition of the Class A Common Stock as set forth on the cover page.

               (iv) shared power to dispose or direct the disposition of:

                    The Reporting Person has shared power to dispose or direct the disposition of the Class A Common Stock as set forth on the cover page.


Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See Exhibit A.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

August 30, 2002

                                         TAUNUS CORPORATION

                                         BY:/s/Thomas A. Curtis
                                            ------------------------------------
                                            Name:  Thomas A. Curtis
                                            Title: Managing Director

                                         BY:/s/James O. Wilhem
                                            ------------------------------------
                                            Name:  James O. Wilhem
                                            Title: Assistant Secretary

                               Page 6 of 7 Pages

                                    Exhibit A

                                       Beneficial
Subsidiary                             Ownership    Nature of Holdings

BT Investment Partners Inc.            2,361,482    Sole voting and dispositive
                                                    power

Deutsche Bank Securities Inc.          259,100      Sole voting and dispositive
                                                    power

Deutsche Bank Trust Company Americas   216,700      Shared voting and
                                                    dispositive power

                               Page 7 of 7 Pages